Exhibit 99.1

Jeffs’ Brands Signs a Memorandum of Understanding to Acquire a Company operating a 100,000 Sq Ft. Logistic Center in New Jersey

The company is seeking to support ongoing growth with this potential acquisition

Tel Aviv, Israel, May 20, 2024 (GLOBE NEWSWIRE) -- Jeffs’ Brands Ltd (“Jeffs’ Brands” or the “Company”) (Nasdaq: JFBR, JFBRW), a data-driven e-commerce company operating on the Amazon Marketplace, announced the signing of a memorandum of understanding (“MOU”) to acquire a company that operates a strategically located logistics center in New Jersey. Pursuant to the MOU, the potential acquisition encompasses a 100,000-square-foot facility equipped with 20 loading docks, poised to significantly enhance the Company’s supply chain capabilities.

Situated near the second largest port in the U.S., as well as in close proximity to Newark and JFK Airports, this facility is ideally positioned to support Jeffs’ Brands’ rapid growth and expansion. The center’s strategic location has the potential to facilitate efficient transport and logistics operations, vital for maintaining the speed and reliability needed in today’s fast-paced e-commerce environment.

Strategic Benefits of the Potential Acquisition:

Enhanced Efficiency: The logistics center will streamline Jeffs’ Brands’ operations by offering ample space for inventory management and order processing, crucial for the Company’s numerous e-commerce businesses.

Optimized Location: Being near major transportation hubs such as Newark and JFK Airports would allow for quicker turnaround times for both incoming shipments and outgoing orders, dramatically reducing logistical hurdles.

Capacity Expansion: With 20 loading docks, the facility is well-equipped to handle large volumes of container and truck loading and unloading, enabling Jeffs’ Brands to meet the increasing demand from its customer base effectively.

About Jeffs’ Brands Ltd.

Jeffs’ Brands aims to transform the world of e-commerce by creating, acquiring products, and turning them into market leaders, tapping into vast, unrealized growth potential. Through our stellar team’s insight into the FBA Amazon business model, we aim to use both human capability and advanced technology to take products to the next level. For more information on Jeffs’ Brands Ltd. visit https://jeffsbrands.com.

Forward-Looking Statement Disclaimer

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe,” “expect,” “may,” “should,” “could,” “seek,” “intend,” “plan,” “goal,” “estimate,” “anticipate” or other comparable terms. For example, we are using forward-looking statements when discussing the execution of binding definitive agreements with respect to the MOU, and the completion of the acquisition of the logistics center.  Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Our actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: our ability to adapt to significant future alterations in Amazon’s policies; our ability to sell our existing products and grow our brands and product offerings, including by acquiring new brands; our ability to meet our expectations regarding the revenue growth and the demand for e-commerce; the overall global economic environment; the impact of competition and new e-commerce technologies; general market, political and economic conditions in the countries in which we operate; projected capital expenditures and liquidity; the impact of possible changes in Amazon’s policies and terms of use; and the other risks and uncertainties described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2023, filed with the U.S. Securities and Exchange Commission (“SEC”), on April 1, 2024 and our other filings with the SEC. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Investor Relations Contact:

Michal Efraty
Adi and Michal PR- IR
Investor Relations, Israel
michal@efraty.com